Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation

3LI Securities Corporation	Massachusetts

3AM Labs Kft.	Hungary

Border Development Kft.	Hungary

LogMeIn Europe B.V.	The Netherlands

RemotelyAnywhere, Inc.	Delaware